Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2021

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2

Condensed Interim Consolidated Statements of Comprehensive Income (loss)	F-3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity	F-4 – F-5

Condensed Interim Consolidated Statements of Cash Flows	F-6 – F-7

Notes to Condensed Interim Consolidated Financial Statements	F-8 – F-9

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MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,		December 31,
	2021	2020	2020
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	17,684	7,981	17,376
Restricted deposits	178	174	184
Short-term bank deposits	-	19,156	4,024
Trade receivables	5,153	3,195	2,767
Inventories	1,470	2,004	1,380
Other receivables	421	345	462

	24,906	32,855	26,193
LONG-TERM ASSETS:
Property, plant and equipment, net	2,694	2,339	2,630
Right of-use assets, net	1,747	2,191	1,884
Intangible assets, net	347	413	363

	4,788	4,943	4,877

	29,694	37,798	31,070
CURRENT LIABILITIES:
Current maturities of long-term liabilities and leases	1,884	1,417	1,750
Trade payables and accrued expenses	3,258	3,423	2,992
Other payables	5,172	5,843	3,524

	10,314	10,683	8,266
LONG‑TERM LIABILITIES:
Deferred revenues	693	1,018	1,234
Liabilities in respect of IIA grants	7,275	6,942	7,267
Liabilities in respect of purchase of shares	4,733	4,097	4,998
Lease liabilities	1,590	1,905	1,741
Severance pay liability, net	273	264	292

	14,564	14,226	15,532
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
Authorized: 50,000,000 shares as of March 31, 2021 ,December 31, 2020 and March 31, 2020; Issued and Outstanding: 27,245,271 as of March 31, 2021, 27,236,752 as of December 31, 2020 and 27,211,128 as of March 31, 2020	75	75	75
Share premium	142,577	141,044	142,193
Foreign currency translation adjustments	(29)	(9)	(40)
Accumulated deficit	(137,807)	(128,221)	(134,956)

	4,816	12,889	7,272

	29,694	37,798	31,070

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020
	Unaudited		Audited

Revenues from sale of products	2,518	647	7,445
Revenues from development services	2,940	3,709	13,935
Revenues from license agreements	389	82	383
Total revenues	5,847	4,438	21,763

Cost of revenues	3,431	3,208	14,218

Gross profit	2,416	1,230	7,545

Research and development	2,242	1,719	7,698
Selling and marketing	822	824	3,228
General and administrative	1,273	893	5,459
Total operating expenses	4,337	3,436	16,385

Operating loss	(1,921)	(2,206)	(8,840)

Financial income	11	239	843
Financial expense	(941)	(494)	(1,279)

Loss from continuing operation	(2,851)	(2,461)	(9,276)
Profit from discontinued operation	-	-	80

Net loss	(2,851)	(2,461)	(9,196)

Other comprehensive income (loss):
Foreign currency translation adjustments	11	8	(23)
Total comprehensive loss	(2,840)	(2,453)	(9,219)

Basic and diluted loss per share:
Basic and diluted net loss per share from continuing operations	(0.10)	(0.09)	(0.34)
Basic and diluted net profit per share from discontinued operations	-	-	(* )
Total Basic and diluted net loss per share	(0.10)	(0.09)	(0.34)

(*) Represents an amount lower than $1.

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2020	75		142,193	(40)	(134,956)	7,272

Loss for the period	-		-	-	(2,851)	(2,851)
Other comprehensive income	-		-	11	-	11
Total comprehensive income (loss)	-		-	11	(2,851)	(2,840)
Exercise of options and RSU’s	(*	)	-	-	-	(* )
Share-based compensation	-		384	-	-	384

Balance as of March 31, 2021	75		142,577	(29)	(137,807)	4,816

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2019	75		140,871	(17)	(125,760)	15,169

Loss for the period	-		-	-	(2,461)	(2,461)
Other comprehensive income	-		-	8	-	8
Total comprehensive income (loss)	-		-	8	(2,461)	(2,453)
Exercise of options and RSU’s	(*	)	-	-	-	(* )
Share-based compensation	-		173	-	-	173

Balance as of March 31, 2020	75		141,044	(9)	(128,221)	12,889

(*) Represents an amount lower than $1.

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2019	75		140,871	(17)	(125,760)	15,169

Net loss	-		-	-	(9,196)	(9,196)
Other comprehensive loss	-		-	(23)	-	(23)
Total comprehensive loss	-		-	(23)	(9,196)	(9,219)
Exercise of options and RSU’s	(*	)	-	-	-	(* )
Share-based compensation	-		1,322	-	-	1,322

Balance as of December 31, 2020	75		142,193	(40)	(134,956)	7,272

(*) Represents an amount lower than $1.

The accompanying notes are an integral part of the interim financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020
	Unaudited		Audited
Cash Flows from Operating Activities:
Net loss	(2,851)	(2,461)	(9,196)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:

Adjustments to profit and loss items:
Profit from discontinued operation	-	-	(80)
Depreciation and amortization	273	268	1,090
Share-based compensation	384	173	1,322
Revaluation of liabilities in respect of IIA grants	275	198	828
Revaluation of liabilities in respect of purchase of shares	152	152	(433)
Revaluation of lease liabilities	(44)	(36)	305
Increase (decrease) in severance pay liability, net	(10)	21	33
Net financing income	(11)	(110)	(297)
Un-realized foreign currency (gain) loss	256	79	(211)

	1,275	745	2,557
Changes in asset and liability items:
Decrease (increase) in trade receivables	(2,407)	897	1,386
Decrease (increase) in inventories	(45)	(391)	141
Decrease (increase) in other receivables	37	99	(13)
Increase (decrease) in trade payables and accrued expenses	272	(645)	(1,096)
Increase (decrease) in other payables and deferred revenues	806	(47)	(479)

	(1,337)	(87)	(61)

Net cash used in continuing operating activities	(2,913)	(1,803)	(6,700)

Net cash used in discontinued operating activities	-	-	(195)

Net cash used in operating activities	(2,913)	(1,803)	(6,895)

The accompanying notes are an integral part of the financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020
	Unaudited		Audited
Cash Flows from Investing Activities:

Purchase of property and equipment	(218)	(144)	(923)
Interest received	35	3	274
Proceeds from short term bank deposits, net	4,006	2,992	18,034

Net cash provided by continuing investing activities	3,823	2,851	17,385

Cash Flows from Financing Activities:

Repayment of leases liabilities	(131)	(160)	(508)
Proceeds from issuance of shares, net	-	(* )	-
Repayment of IIA grants, net	(180)	(66)	(121)

Net cash used in continuing financing activities	(311)	(226)	(629)

Exchange rate differences on cash and cash equivalent balances	(291)	(83)	273

Increase in cash and cash equivalents from continuing activities	308	739	10,329

Decrease in cash and cash equivalents from discontinued activities	-	-	(195)

Balance of cash and cash equivalents at the beginning of the period	17,376	7,242	7,242

Balance of cash and cash equivalents at the end of the period	17,684	7,981	17,376

Supplement disclosure of Non-cash transactions:
ROU asset, net recognized with corresponding lease liability	-	68	261
Exercise of RSU’s	43	43	147

(*) Represents an amount lower than $1.

The accompanying notes are an integral part of the financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	General description of the Company and its operations:

          MediWound Ltd. which incorporated in Yavne, Israel (the "Company" or "MediWound"), is biopharmaceutical company develops, manufactures and commercializes novel, cost effective, bio- therapeutic solutions for tissue repair and regeneration. The Company’s strategy is centered around its validated proteolytic enzyme platform technology, focused on next-generation bio-active therapies for burn and wound care and biological medicinal products for tissue repair.

The Company's first innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") as well as the Israeli, Argentinean, South-Korean, Russian and Peruvian Ministries of Health, for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns.

The Company sells NexoBrid in Europe and in Israel through its commercial organizations while establishing additional local distribution channels to extend its outreach in the European Union. In other territories the company sells NexoBrid through local distribution channels. In 2019, the Company entered into exclusive license and supply agreements with Vericel Corporation (“Vericel”) to commercialize NexoBrid in North America.

The Company second investigational innovative product, EscharEx, is a topical biological drug being developed for debridement of chronic and other hard-to-heal wounds.

The third innovative product candidate, MWPC005, is a topically applied biological drug candidate for the treatment of non-melanoma skin cancers,

b.	The Company's securities are listed for trading on NASDAQ since March 2014.

c.
The Company has three wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm, MediWound UK Limited and MediWound US, Inc. currently an inactive companies.

In addition, the Company owns approximately 10% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

d.
The Company awarded two contracts with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"), for the advancement of the development, manufacturing and emergency readiness for NexoBrid deployment as well as the procurement of NexoBrid as a medical countermeasure as part of BARDA preparedness for mass casualty events.

e.
The Company addressed the challenges associated with the COVID-19 pandemic during the year ended 2020 and three months ended March 31, 2021, while prioritizing the health and safety of its workforce and maintaining operational efficiency and flexibility. With respect to Note 1(a) to our 2020 annual financial statements, the FDA review processes have been affected by COVID-19 travel restriction and by evolving FDA priorities. As a result, the Company cannot predict how long the FDA may take to complete the review of the BLA of NexoBrid. Accordingly, the Company expect the timing of the potential approval of NexoBrid to be impacted.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the three months ended March 31, 2021 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2020 that were included in the Annual Report on Form 20-F filed on February 25, 2021.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2020 that were included in the Annual Report on Form 20-F filed on February 25, 2021, except than the change discussed below.

c.	Reclassification:

Certain amounts previously reported in the consolidated financial statements have been reclassified to conform to current year presentation. Such reclassifications did not affect net loss, shareholders’ equity or cash flows.

NOTE 3:	EQUITY

On March 4, 2021, the Company's Board of Directors approved the grant of 377,790 options to purchase ordinary shares, for an exercise price of $ 5.36 per share as well as 62,947 RSU’s to its employees, officers and members of the board. The fair value of the options and RSU’s, as of the grant date, was estimated at $1.2, $0.6 million consistently. The general meeting which will approved the grants to the CEO and the chairman of the BOD, is yet to be determined.